EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

We did not have any preferred stock outstanding during the periods indicated below and, accordingly, have not included computation of ratios of earnings to combined fixed charges and preferred stock dividends because those ratios would be identical to the ratios of earnings to fixed charges.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Income (loss) before provision for income taxes	$(186,540)	$(44,146)	$(82,848)	$(48,547)	$7,556
Fixed charges	22,653	22,818	17,131	11,793	11,937
Total earnings and fixed charges	$(163,887)	$(21,328)	$(65,717)	$(36,754)	$19,493
Fixed charges	22,653	22,818	17,131	11,793	11,937
Ratio of earnings to fixed charges(1)(2)	NM	NM	NM	NM	1.6

(1)         The ratio of earnings to fixed charges is computed by dividing income (loss) before provision for income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges by $186.5 million, $44.1 million, $82.8 million and $48.5 million for the years ended December 31, 2011, 2012, 2013 and 2014 respectively.

(2)         NM—Not meaningful.